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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                   SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                                       OR
                12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934


                            ------------------------

                             RENEWABLE ASSETS, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                            ------------------------

                  Delaware                              20-0858618
       -------------------------------              -------------------
       (State or Other Jurisdiction of                (IRS Employer
        Incorporation or Organization)              Identification No.)

                7040 W. PALMETTO PARK ROAD
                     BUILDING 4, # 572
                      BOCA RATON, FL                          33433
         ----------------------------------------           ----------
         (Address of Principal Executive Offices)           (Zip Code)

                                 (561) 488-9938
              ----------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)


        Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                Name of Each Exchange on Which
         To Be So Registered                Each Class Is To Be Registered

  -----------------------------------    -------------------------------------

  -----------------------------------    -------------------------------------



        Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS


ITEM                                                                        PAGE

INTRODUCTION..................................................................1
PART I........................................................................1
   BUSINESS...................................................................1
   MANAGEMENT'S DISCUSSION AND ANALYSIS.......................................4
   DESCRIPTION OF PROPERTY....................................................5
   OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT......................5
   DIRECTORS, EXECUTIVE OFFICERS..............................................6
   EXECUTIVE COMPENSATION.....................................................6
   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................6
   DESCRIPTION OF SECURITIES..................................................6
PART II.......................................................................7
   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
     AND RELATED STOCKHOLDER MATTERS..........................................7
   LEGAL PROCEEDINGS..........................................................7
   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
     FINANCIAL DISCLOSURE.....................................................7
   RECENT SALES OF UNREGISTERED SECURITIES....................................7
   INDEMNIFICATION OF DIRECTORS AND OFFICERS..................................8
PART F/S....................................................................F-1
PART III .....................................................................9
   INDEX TO EXHIBITS .........................................................9
SIGNATURES ...................................................................9

                                  INTRODUCTION

         This is the Registration Statement on Form 10-SB for the common stock, $0.001 par value per share (the "Common Stock"), of Renewable Assets, Inc., a Delaware corporation (the "Company"). This Registration Statement contains the information required by Alternative 3 of Form 10-SB, and is being filed on a voluntary basis in anticipation of the Company applying to have its shares of Common Stock traded on the OTC Bulletin Board. There can be no assurance that such application will be granted and, if granted, that an active trading market will be established or maintained for the Common Stock. At the present time, the Common Stock is not traded on any exchange.

                                     PART I

ITEM 1. BUSINESS

FORWARD-LOOKING STATEMENTS

         This Registration Statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider" or similar expressions are used.

         Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in Section 21E of the Exchange Act.

HISTORY

         The Company was formed on December 12, 2003 as a wholly-owned subsidiary of International Imaging Systems, Inc. ("IIS"). On April 13, 2004, the Board of Directors of IIS approved the spin-off of all of the shares of the Company owned by IIS to stockholders of record as of April 14, 2004. As part of the spin-off, each stockholder of record will receive one-half share of the Company's Common Stock for each share of IIS common stock owned on April 14, 2004.

         The Company is the successor to the promotional services line of business of IIS. That was the only line of business of IIS prior to the reverse acquisition described below. The promotional services line of business consists of marketing pre-owned, brand name photocopy machines for an unrelated office furniture company pursuant to a marketing services agreement. On December 22, 2003, IIS assigned to the Company the promotional services line of business, all of the goodwill associated with that business and all of IIS' rights and obligations under a marketing services agreement relating thereto. Prior to IIS's reverse acquisition of Advanced Imaging Systems, LLC, a Delaware limited liability company ("AIS"), IIS operated under the name A.M.S. Marketing, Inc. ("AMS"). The background to the reverse acquisition is as follows:

         On July 31, 2003 (the "Exchange Date"), AMS, AIS and the members of AIS (the "Members") effected a change of control of AMS pursuant to an Agreement and Plan of Exchange, dated as of July 28, 2003 (the "Exchange Agreement"). Pursuant to the Exchange Agreement, AMS issued to the Members an aggregate of 1,200,000 shares (the "Shares") of AMS's common stock, par value $.001 per share (the "AMS Common Stock"), in exchange (the "Exchange") for all of the limited liability company interests of AIS issued and outstanding on such date.

         Immediately prior to the Exchange, each of the Members purchased 900,000 shares of AMS Common Stock (3,600,000 shares in the aggregate) from Alfred M. Schiffrin, AMS's former President and sole director, for $.05 per share, payable partly in cash and the balance by a recourse promissory note secured by the purchased shares. Each note is repayable in monthly installments of varying amounts commencing on August 1, 2003 and ending on May 1, 2006, subject to acceleration upon the happening of certain events (each an "Event of Default"), including without limitation, failure of such Member to make payment of principal when due within three business days following written notice to such Member, the dissolution, winding-up, suspension of the usual business activities or complete or partial liquidation of the business of AMS, the bankruptcy of such Member or AMS, the commencement of a voluntary bankruptcy by such Member or AMS or the death of such Member. Each note is non-interest bearing except upon the happening and during the continuation of an Event of Default, in which case each note bears interest at the rate of 15% per annum or the maximum rate of interest permissible in the State of Florida, whichever is lower. To date, all installments due under the notes have been paid. The Shares, together with the shares purchased by the Members from Mr. Schiffrin, represented approximately 82% of the total then issued and outstanding shares of the AMS Common Stock.

         The Company's Common Stock is not currently traded on any exchange. The Company intends to apply to have the shares of its Common Stock traded on the OTC Bulletin Board, but there can be no assurance that such application will be granted and, if granted, that an active market will be established or maintained for the Company's Common Stock.

GENERAL

         The Company is in the development stage. The Company was formed on December 12, 2003, to continue to pursue the line of business of IIS that consists of marketing pre-owned, brand name photocopy machines for an unaffiliated office furniture company, Office Furniture Warehouse, Inc. ("OFWI"). On December 22, 2003, IIS assigned that line of business, all of the goodwill associated with that business and a marketing services agreement with OFWI to the Company.

         The Company is exploring marketing other products, including new and pre-owned items of office equipment other than photocopy machines, office furniture, home furnishings and appliances, as well as the purchase and resale of such items to the extent the Company's resources permit. The Company is also considering other means of expanding its business, such as through acquisition, that may entail the issuance of additional shares of the Company's Common Stock, but there are no current plans to do so. Any such acquisition will be made in compliance with applicable Federal and state securities and corporate law, and, depending upon the structure of the transaction, submission of information to shareholders regarding such acquisition prior to consummation, as well as shareholder approval thereof, may not be required.

SERVICES/PRODUCTS

         The Company is currently marketing pre-owned, refurbished Canon and Minolta photocopy machines for OFWI in Pompano Beach, Florida, where OFWI maintains a 12,000 square foot showroom and a nearby 30,000 square foot warehouse. OFWI is a retail seller of new and used office furniture and systems. The photocopy machines marketed by the Company range from simple desk-top models to stand-alone, multi-function business machines.

         Pursuant to a marketing services agreement, dated December 1, 2003 (the "Marketing Agreement"), among IIS, Sun Coast Imaging Systems, Inc. ("SCIS"), an affiliate of OWFI, and OFWI, revenues generated from the sale of pre-owned photocopiers are shared equally between the Company and OFWI, after deducting from such revenues the cost of each photocopier, the cost of a 90-day warranty purchased from unaffiliated parties, and the payment of a $50 referral fee to any furniture salesperson of OFWI who refers the customer that purchases the pre-owned photocopier. The agreement has an initial term of three years and automatically renews for successive one year terms unless terminated by mutual agreement or upon the happening of certain events, such as bankruptcy.

         The Company is one of two, co-exclusive marketers for OFWI of pre-owned photocopiers. In such capacity, the Company selects and arranges for the purchase by OFWI of the pre-owned photocopiers to be marketed. Under the Marketing Agreement, OFWI and SCIS are obligated to provide RAI with such number and models of pre-owned photocopiers for sale as the Company may reasonably request. The Company's president is responsible for and effects sales of such photocopiers on behalf of OFWI and schedules delivery and installation thereof by OFWI trucks and personnel. The photocopiers are generally warranted for 90 days by third party providers arranged by the Company and with whom OFWI contracts.

         The Company is highly dependent upon OFWI. Termination by OFWI of its agreement with the Company would have a material adverse effect upon the Company, as the Company currently lacks the financial resources to operate its own retail outlets and may be unable to locate another party for whom it could provide its marketing services on the same terms and conditions as agreed with OFWI.

         The Company is exploring other marketing opportunities, including new and pre-owned office equipment, office furniture, home furnishings and appliances, as well as the purchase and sale of such items to the extent the Company's resources permit. In each case, the Company will attempt to favor in its product mix pre-owned items, as the Company believes it can realize greater profit margins on such items. The Company's predecessor also explored some or all of such other marketing opportunities but was unable to identify any appropriate opportunities. No assurance can be given that the Company will be able to identify and secure any such opportunities.

DISTRIBUTION

         The Company markets the pre-owned photocopiers by means of daily advertisements in local newspapers, daily facsimile transmissions to local businesses, periodic advertisements in newspapers of larger circulation and direct mail solicitations that are created and paid for by the Company. In addition, the Company prepares advertisements that are run as adjuncts to OFWI's furniture advertisements and the costs thereof are borne by OFWI.

COMPETITION

         Until the execution of the Marketing Agreement, the Company had the exclusive right to market pre-owned photocopy machines for OFWI pursuant to an oral agreement with OFWI. Under the Marketing Agreement, SCIS, an affiliate of OFWI, was also granted the co-exclusive right to market pre-owned photocopy machines for OFWI. While the agreement provides that each of OFWI and SCIS will make available for marketing by the Company the number and models of pre-owned photocopy machines requested by the Company, the increased competition could harm the Company's business. In addition, although the company has agreed to pay $50 to any salesperson of OFWI that refers a customer to the Company, in view of the relationship between OFWI and SCIS, salespeople of OFWI may refer few, if any, customers to the Company.

         Additionally, the pre-owned photocopier industry in the geographic area where the Company operates is highly competitive and consists of numerous small companies. The Company also competes with sellers of new photocopy machines, principally Ikon Office Solutions, Copyco and Danka Business Systems. Competition in the industry is generally based on price, service and availability of varied models of equipment.

         The Company anticipates that it will experience substantial competition in attempting to secure clients for its marketing services with respect to products other than pre-owned photocopiers. Almost all of the Company's competitors and potential competitors possess greater resources than the Company and have a longer operating history.

PRINCIPAL SUPPLIERS

         All of the pre-owned photocopier machines currently marketed by the Company are purchased by OFWI from Intercom Copier Market ("ICM"), an unaffiliated party located in Pompano Beach, Florida. ICM advertises itself as the largest wholesaler of pre-owned photocopiers in south Florida and one of the largest in the United States. There are other suppliers from whom OFWI could purchase pre- owned photocopiers. The Company believes, however, that because of favorable logistics and pricing and the high quality of the equipment sold by ICM, the loss of ICM as a supplier would have a significant effect upon the Company. In addition, interruptions in supply could adversely effect the ability of the Company and OFWI to meet customer demand in a timely manner.

         The 90 day warranty offered by OFWI is currently provided by an unrelated third party provider. The Company believes that the loss of the current warranty provider would not have a material adverse effect upon the Company as there are other warranty providers available.

GOVERNMENTAL REGULATION

         The Company is not subject to any governmental regulations other than those generally applicable to all businesses.

EMPLOYEES

          The Company does not have any employees other than its current officer and director, Alfred M. Schiffrin. The Company's success is dependent upon the decisions made by Mr. Schiffrin, who does not devote all of his business time to the Company's affairs.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

         The Company is in the development stage. The Company commenced operations in December 2003. It was formed to pursue the pre-owned photocopier marketing services line of business of IIS that commenced operations in the Fall of 1998.

         The Company is currently engaged in marketing activities for an unrelated party and has no employees other than its president, Alfred M. Schiffrin, who is unsalaried. Pursuant to an oral agreement among the Company, IIS and Mr. Schiffrin, he is entitled to 25% of the profits of the Company until the consummation of the spin-off. The Company does not anticipate hiring any employees, purchasing any plant or significant equipment or conducting any product research and development during the next 12 months. The Company also does not anticipate initiating any sales activities for its own account until such time as the Company's resources permit.

         During the next 12 months, the Company intends to continue marketing pre-owned photocopiers. The Company will also continue to explore the marketing of other products, including new and pre-owned items of office equipment other than photocopiers, office furniture, home furnishings and appliances, as well as the purchase and resale of such items to the extent the Company's resources permit. The Company is also considering other means of expanding its business, such as through acquisition, merger or other form of business combination involving one or more entities engaged in the same, similar or unrelated business as the Company. Any such transaction may entail the issuance of additional shares of its common stock, but there are no current plans to engage therein. Any such acquisition, merger or combination will be made in compliance with applicable Federal and state securities and corporate law, and, depending upon the structure of the transaction, submission of information to shareholders regarding any such transaction prior to consummation, as well shareholder approval thereof, may not be required. The Company's president has run the business for five years for the Company's predecessor. Prior to that he had experience as an investment banker in locating potential acquisitions, but the Company may employ the services of a broker or finder who would be entitled to compensation to assist in identifying suitable opportunities.

         While the Company only began operations in December 2003, it is the successor to the pre-owned photocopier marketing services line of business of IIS. That was the only line of business of IIS during 2002 when IIS operated under the AMS name. As discussed below, fiscal year 2002 and fiscal 2003 for IIS, photocopier business was characterized by nominal revenues offset by relatively significant professional fees and expenses associated with the Company being a reporting issuer.

RESULTS OF OPERATIONS

         Revenues in fiscal 2002 and 2003 from the photocopier business were approximately $9,000 and $4,500, respectively and expenses were approximately $32,140 and $8,068, respectively, resulting in a net loss for such year in the amount of approximately $23,140 and $3,568, respectively. Of the $32,140 and $8,068 of expenses, approximately $13,490 and $5,525, respectively, represented legal, accounting and filing fess incurred in connection with IIS being a reporting issuer.

         The Company is not presently aware of any known trends, events or uncertainties that may cause its revenues or income from operations to vary materially from those of IIS.

LIQUIDITY AND CAPITAL RESOURCES

         Historically, IIS has financed its operations through revenues from operations, private sales of its securities and loans from its president. During fiscal 2003, IIS financed its operations through revenues from operations. As of December 31, 2003 and April 14, 2004, the Company had cash of $.00 and $1,600, respectively. The Company is exploring opportunities to raise cash to finance its operations for the foreseeable future. In addition, the Company is considering expansion through acquisitions. No specific targets are currently under consideration. If the Company is not successful in raising cash, it may be forced to borrow funds. No assurance can be given that funds will be available to borrow, or if available, will be on terms favorable to the Company.

ITEM 3. DESCRIPTION OF PROPERTY

         The Company does not own or lease any real property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer of the Company and (iii) all directors and officers as a group. The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

Name and Address of Beneficial Owner(1)          Shares of Common Stock Owned     Percentage (%) of Common Stock(2)
---------------------------------------          ----------------------------     ---------------------------------
Sarah Cinnante(3)                                           600,000                             20.49%
Michael D'Angelo(3)                                         600,000                             20.49%
Laura Palisa Mujica(4)                                      600,000                             20.49%
Lara Nicole Sarafianos(5)                                   600,000                             20.49%
Alicia M. LaSala(6)                                         200,000                              6.83%(7)
Alfred M. Schiffrin(8)                                      200,000                              6.83%
Susan Archer(3)                                              50,000                              1.71%
All officers and directors as a group (one                  200,000                              6.83%
person)

--------------------

(1) Beneficial ownership as reported in the table above has been determined in accordance with Instruction (1) to Item 403 (b) of Regulation S-B of the Exchange Act.

(2) Percentages are approximate.

(3) The business address of the stockholder, director or officer, as the case may be, noted above is 6689 N.W. 16th Terrace, Ft. Lauderdale, FL 33309.

(4) The address of the stockholder noted above is 824 S.E. 8th Street, Ft. Lauderdale, FL 33316.

(5) The address of the stockholder noted above is 4440 N.E. 22nd Avenue, Lighthouse Point, FL 33064.

(6) The address of the stockholder noted above is 6674 Serena Lane, Boca Raton, FL 33433.

(7) Includes 10,000 shares of Common Stock owned of record by a trust for the benefit of Mrs. LaSala's minor child of which her husband is the sole trustee. Mrs. LaSala disclaims beneficial ownership of such shares.

(8) The business address of the stockholder noted above is 7040 W. Palmetto Park Road, Building 4, # 572, Boca Raton, FL 33433.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS

         The following table sets forth the name, age and position of the sole director and executive officer of the Company as of the date hereof.

        NAME                 AGE                     POSITION
        ----                 ---                     --------
Alfred M. Schiffrin           66    President, Secretary, Treasurer and Director

         Alfred M. Schiffrin was the President, Secretary, Treasurer and a Director IIS from January 1998 to July 31, 2003.

ITEM 6. EXECUTIVE COMPENSATION

         Pursuant to an oral agreement among the Company, IIS and Alfred M. Schiffrin, the Company's current sole officer and director, Mr. Schiffrin is entitled to receive 25% of the profits on any sale by the Company of a pre-owned photocopier. Such arrangement will terminate upon the consummation of the spin-off. To date, the Company has not paid any compensation to Mr. Schiffrin but has accrued commissions payable to him of $400. The Company expects to pay reasonable compensation at such time as the Company's business develops to such extent that it is able to do so. The Company does not have any incentive or stock option plans and does not have any employment agreements.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company has not entered into any transactions during the last two fiscal years with any director, executive officer, director nominee, 5% or more shareholder or promoter, nor has the Company entered into transactions with any member of the immediate families of the foregoing persons (includes spouse, parents, children, siblings, and in-laws) nor is any such transaction proposed, except for the oral agreement between the Company and Mr. Schiffrin described above under "Executive Compensation".

ITEM 8. DESCRIPTION OF SECURITIES

         The Company's authorized capital consists of 30,000,000 shares of Capital Stock, of which 29,000,000 shares are classified as common stock, $0.001 par value per share, and 1,000,000 shares are classified as undesignated preferred stock, $0.001 par value per share.

         Holders of shares of common stock are entitled to one vote per share at all meetings of stockholders. Stockholders are not permitted to cumulate votes in the election of directors. All shares of common stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional shares of common stock. In the event of liquidation, dissolution or winding up of the Company, holders of the common stock will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities. The outstanding shares of common stock are duly and validly issued, fully paid and non-assessable.

         We are authorized to issue up to 1,000,000 shares of undesignated preferred stock. Our board of directors is empowered, without stockholder approval, to issue series of preferred stock with any designations, rights and preferences as they may from time to time determine. Thus, preferred stock, if issued, could have dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the Common Stock. Preferred stock, if issued, could be utilized, under special circumstances, as a method of discouraging, delaying or preventing a change in control of our Company.

         As of the date hereof, the Company has outstanding 3,014,350 shares of Common Stock and no shares of preferred stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

         There is no public trading market for the Company's common stock. The Company intends to apply to have its common stock traded on the OTC Bulletin Board. No assurance can be given that such application will be approved and, if approved, that an active trading market for Company common stock will be established or maintained.

         There are no outstanding options or warrants to purchase, or securities convertible into, shares of common stock. As of the date hereof, there are no shares of common stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the 'Securities Act') and the Company has not agreed to register any shares of common stock under the Securities Act for sale by security holders.

         The Company is not, and has not proposed to, publicly offer any shares of common stock.

HOLDERS OF RECORD

         As of April 14, 2004, there were approximately 146 holders of record of the Company's common stock, and the number of beneficial holders was approximately 161.

DIVIDENDS

         The Company has never paid a cash dividend on its common stock nor does the Company anticipate paying cash dividends on its common stock in the near future. It is the present policy of the Company not to pay cash dividends on the common stock but to retain earnings, if any, to fund growth and expansion. Under Delaware law, a Company is prohibited from paying dividends if the Company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the Company's total liabilities and preferences to preferred shareholders exceed total assets. Any payment of cash dividends of the common stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

ITEM 2. LEGAL PROCEEDINGS

         As of the date hereof, the Company is not a party to any material pending legal proceeding and is not aware of any threatened legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         There has been no change in principal independent accountants or reported disagreements on any matter of accounting principles or procedures or financial statement disclosures during the Company's two most recent fiscal years.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         No securities that were not registered under the Securities Act have been issued or sold by the Company within the past three years, except as described below. In connection with the formation of the Company, in December 2003, 100 shares of the Company's common stock were issued to IIS.

         The issuance described above was deemed exempt from registration under the Securities Act, in reliance on Section 4(2) of the Act, as transactions by an issuer not involving any public offering.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The Company's Certificate of Incorporation, as amended, provides that the Company must, to the fullest extent permitted by the General Corporation Law of the State of Delaware, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. The Company's By-laws further provide that the Company must indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law and provides for the advancement of expenses incurred by such persons in advance of final disposition of any civil or criminal action, suit or proceeding, subject to repayment if it is ultimately determined that he or she was not entitled to indemnification. The indemnification and advancement of expenses provided in the By-laws are expressly deemed to not be exclusive of any other rights to which a person seeking indemnification or advancement of expenses may otherwise be entitled.

                                    PART F/S

The following financial statements of Renewable Assets, Inc. are included in this Part F/S.

Balance Sheet at December 31, 2003.

Statements of Operations for the Years Ended December 31, 2003 and December 31, 2002 and from July 23, 1998 (Inception) to December 31, 2003.

Statements of Shareholders' Equity for the Years ended December 31, 2003 and December 31, 2002.

Statements of Cash Flows for the Years ended December 31, 2003 and December 31, 2002 and from July 23, 1998 (Inception) to December 31, 2003.

Notes to Financial Statements.

                             RENEWABLE ASSETS, INC.
                                  SUCCESSOR TO
                  A.M.S. MARKETING, INC. - PHOTOCOPIER DIVISION
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2003

                             RENEWABLE ASSETS, INC.
                                  SUCCESSOR TO
                  A.M.S. MARKETING, INC. - PHOTOCOPIER DIVISION
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS





                                TABLE OF CONTENTS



Independent Auditor's Report                                              F-4

Balance Sheet                                                             F-5

Statements of Operations                                                  F-6

Statement of Shareholders' Equity                                         F-7

Statement of Cash Flows                                                   F-8

Notes to Financial Statements                                             F-9-10

                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors and Shareholders
Renewable Assets, Inc.
Successor to A.M.S. Marketing, Inc. - Photocopier Division
(A Development Stage Company)
Boca Raton, Florida


I have audited the accompanying balance sheet of Renewable Assets, Inc., Successor to A.M.S. Marketing, Inc. - Photocopier Division (A Development Stage Company) as of December 31, 2003, and the related statements of operations, shareholders' equity and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provided a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Renewable Assets, Inc., Successor to A.M.S. Marketing, Inc. - Photocopier Division as of December 31, 2003, and the results of operations and its cash flows for each of the years ended December 31, 2003 and 2002 in conformity with generally accepted accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the photocopy division of A.M.S. Marketing, Inc. has sustained recurring operating losses and has no assets. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Thomas W. Klash
Certified Public Accountant
Hollywood, Florida
April 14, 2004

                             RENEWABLE ASSETS, INC.
                                  SUCCESSOR TO
                  A.M.S. MARKETING, INC. - PHOTOCOPIER DIVISION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 2003



                                     ASSETS

CURRENT ASSETS                                                        $       --
                                                                      ----------

TOTAL CURRENT ASSETS                                                  $       --
                                                                      ==========




                      LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES                                                   $       --
                                                                      ----------

SHAREHOLDERS' EQUITY:
    Preferred Stock, $.001 Par Value -
        1,000,000 Shares Authorized -
         -0- Shares Issued and Outstanding
    Common Stock, $.001 Par Value -
        29,000,000 Shares Authorized -
        100 Shares Issued and Outstanding                                     --
    Deficit Accumulated During Development Stage                              --
                                                                      ----------
              TOTAL SHAREHOLDERS' EQUITY                                      --
                                                                      ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $       --
                                                                      ==========


See accompanying notes to financial statements.

                             RENEWABLE ASSETS, INC.
           SUCCESSOR TO A.M.S. MARKETING, INC. - PHOTOCOPIER DIVISION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002
             AND FROM JULY 23, 1998 (INCEPTION) TO DECEMBER 31, 2003



                                                                   CUMULATIVE
                                                                   DEVELOPMENT
                                    2003             2002         STAGE AMOUNTS
                                -------------    -------------    -------------

COMMISSION REVENUES             $       4,500    $       9,000    $      47,095

GENERAL AND ADMINISTRATIVE
    EXPENSES                            8,068           32,140          143,645
                                -------------    -------------    -------------

NET (LOSS)                      $      (3,568)   $     (23,140)   $     (96,550)
                                =============    =============    =============


See accompanying notes to financial statements.

                             RENEWABLE ASSETS, INC.
           SUCCESSOR TO A.M.S. MARKETING, INC. - PHOTOCOPIER DIVISION
                          (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                            DEFICIT
                                    COMMON STOCK                                          ACCUMULATED
                                   $.001 PAR VALUE          ADDITIONAL                      DURING
                              --------------------------      PAID-IN                     DEVELOPMENT
                                 SHARES         AMOUNT        CAPITAL         TOTAL          STAGE
                              -----------    -----------    -----------    -----------    -----------
BALANCE - January 1, 2002       4,613,900    $     4,613    $    70,787    $     5,558    $   (69,842)

SALE OF COMMON STOCK               42,300             43         21,107         21,150             --

NET (LOSS) FOR PERIOD                  --             --             --        (23,140)       (23,140)
                              -----------    -----------    -----------    -----------    -----------

BALANCE - December 31, 2002     4,656,200          4,656         91,894         (3,568)       (92,982)

ISSUANCE OF COMMON STOCK
    IN CONNECTION WITH
    MERGER                      1,200,000          1,200         (1,200)            --             --

RECLASSIFICATION OF EQUITY
    RESULTING FROM REVERSE
    MERGER                     (5,856,200)        (5,856)       (90,694)         3,568         96,550

NET (LOSS) FOR PERIOD                  --             --             --         (3,568)        (3,568)

ISSUANCE OF COMMON STOCK              100             --             --             --             --
                              -----------    -----------    -----------    -----------    -----------

BALANCE - December 31, 2003           100    $        --    $        --    $        --    $        --
                              ===========    ===========    ===========    ===========    ===========

See accompanying notes to financial statements.

                             RENEWABLE ASSETS, INC.
           SUCCESSOR TO A.M.S. MARKETING, INC. - PHOTOCOPIER DIVISION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002
            AND FROM JANUARY 1, 1998 (INCEPTION) TO DECEMBER 31, 2003

                                                                                          CUMULATIVE
                                                                                          DEVELOPMENT
                                                           2003             2002         STAGE AMOUNTS
                                                       -------------    -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net (Loss)                                        $      (3,568)   $     (23,140)   $     (96,550)
     Adjustments to Reconcile Net (Loss) to Net
         Cash Used in Operating Activities:
             Accounts Receivable (Increase) Decrease              --            5,884               --
             Accounts Payable (Increase) Decrease                 --             (426)              --
                                                       -------------    -------------    -------------
          NET CASH (USED IN) OPERATING
              ACTIVITIES                                      (3,568)         (17,682)         (96,550)
                                                       -------------    -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Issuance of Common Stock                                    --           21,150           96,550
      Proceeds from Borrowings - Shareholder                      --            5,000           27,500
      Repayment of Borrowings  - Shareholder                      --           (5,000)         (27,500)
                                                       -------------    -------------    -------------
          NET CASH PROVIDED BY FINANCING
              ACTIVITIES                                          --           21,150           96,550
                                                       -------------    -------------    -------------

INCREASE (DECREASE) IN CASH                                   (3,568)           3,468               --

CASH - Beginning of Period                                     3,568              100               --
                                                       -------------    -------------    -------------

CASH - End of Period                                   $          --    $       3,568    $          --
                                                       =============    =============    =============

See accompanying notes to financial statements.

                             RENEWABLE ASSETS, INC.
                                  SUCCESSOR TO
                   A.M.S. MARKETING, INC. PHOTOCOPIER DIVISION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



NOTE A  -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

                Nature of Operations:
                    A.M.S. Marketing, Inc. ("AMS" or the Company) was incorporated in the state of Delaware on July 23, 1998.

                    The Company's principal business was the brokerage of pre-owned name brand copy machines from a facility located in Pompano Beach, Florida.

                    On July 21, 2003, "AMS" acquired 100% ownership of Advanced Imaging Systems, LLC ("AIS"), a privately owned Delaware entity in exchange for 1,200,000 shares of its previously unissued common stock. Prior to the execution of the exchange agreement, the members (owners) of "AIS" purchased a controlling interest in "AMS" from an existing "AMS" shareholder. As a result of the foregoing transactions, the previous owners of "AIS" became the 81.96% owners of "AMS". For accounting purposes, "AIS" is considered to be the acquirer and "AMS" the acquired entity. The business combination is considered to be a "reverse merger" since the former owners of "AIS" now control more than 50% of "AMS" as a result of the merger. The effect of the transaction reflects the historical values of "AIS" with a recapitalization of "AMS" shareholders' equity.

                    The parent company, through its wholly-owned subsidiary, "AIS", is now principally engaged in the manufacture and sale of telephone credit cards and security cards of all types.

                    In October, 2003, A.M.S. Marketing, Inc. filed a Certificate of Amendment to change its name to International Imaging Systems, Inc. ("IIS").

                    On December 12, 2003, "IIS" formed Renewable Assets, Inc., a wholly-owned subsidiary, to operate the photocopier division.

                    On April 13, 2004, the Board of Directors approved a plan to spin off the Company's photocopy division.

                    It is expected that a total of 3,014,350 shares of $.001 par value common stock will be issued to existing shareholders in connection with the spin-off.

                             RENEWABLE ASSETS, INC.
                                  SUCCESSOR TO
                   A.M.S. MARKETING, INC. PHOTOCOPIER DIVISION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



NOTE A  -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued -

                Basis of Presentation:
                    The financial statements include the accounts of the predecessor Company's photocopier division. The historical accumulated deficit was eliminated as a result of the "reverse merger". The Company's photocopier division had no sales in the fourth quarter of 2003.

                Development Stage:
                    The Company's management is in the process of raising working capital, developing a new business plan and exploring various business opportunities. Accordingly, the Company is classified as a development stage company.

                Estimates:
                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of items included in the financial statements. Actual results could differ from those estimates.

                Sales Revenue:
                    Revenue is recognized in the financial statements when sales are finalized. Reported sales are arrived at by deducting discounts and return allowances.

                Advertising:
                    Advertising costs are expensed as incurred.

NOTE B  -       GOING CONCERN UNCERTAINTY -

                The photocopier division has sustained recurring operating losses and has no assets. These factors raise substantial doubt as to the business's ability to continue as a going concern. Management's plans regarding this uncertainty are to raise additional working capital through the implementation of a successful business plan.

NOTE C  -       CONCENTRATION OF RISK -

                Substantially all of the division's revenues are derived from the sale of pre-owned, refurbished photocopy machines through a marketing arrangement with one company. Termination of the marketing arrangement would have a material adverse effect upon the business.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

    EXHIBIT                        DESCRIPTION OF EXHIBIT
    NUMBER
      3.1            Registrant's Certificate of Incorporation*
      3.2            Registrant's Bylaws*
      4.1            Specimen form of Registrant's Common Stock Certificate*

     10.1 Marketing Services Agreement by and among Office Furniture Warehouse, Inc.; Sun Coast Imaging Systems, Inc. and International Imaging Systems, Inc. dated December 1, 2003.
     10.2 Assignment and Acceptance Agreement, dated as of December 22, 2003, by and between International Imaging Systems, Inc. and Registrant
     23.1            Consent of Independent Auditor
*To be filed by amendment.


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                RENEWABLE ASSETS, INC.,
                                a Delaware corporation

                                By: /s/ ALFRED M. SCHIFFRIN
                                    -------------------------------------
                                    ALFRED M. SCHIFFRIN,
                                    PRESIDENT AND CHIEF EXECUTIVE OFFICER


Dated:  April 21, 2004

                                       9